Valles Capital Inc
112 East Fairmont Drive
Tempe, Arizona 85282

VIA EDGAR

July 17, 2024

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street N.E.
Washington, D.C. 20549
Attn: Samantha Brutlag

Re: Delaying Amendment for Valles Capital Inc Registration Statement on Form N1A (File No. 333-280698)

Ladies and Gentlemen:

Pursuant to Rule 473 under the Securities Act of 1933, as amended, Valles Capital Inc (the Registrant) hereby files a delaying amendment with respect to its Registration Statement on Form N1A (File No. 333-280698) filed with the Commission on July 5, 2024. This filing is made solely to add language that was inadvertently omitted from such Registration . Statement.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said section 8(a), may determine.

No fees are required in connection with this filing. If you have any questions regarding this delaying amendment, please contact Angel M. Valles at (928) 233-1345.


Sincerely,




Valles Capital Inc


By:


/s/








Angel Michel Valles


CEO